Nexa Resources S.A.

Condensed consolidated interim financial statements (Unaudited)

at and for the three and nine-month periods ended on September 30, 2021

Content

Condensed consolidated interim financial statements

Condensed consolidated interim income statement	3
Condensed consolidated interim statement of comprehensive income	4
Condensed consolidated interim balance sheet	5
Condensed consolidated interim statement of cash flows	6
Condensed consolidated interim statement of changes in shareholders’ equity	7

Notes to the condensed consolidated interim financial statements

1	General information	9
2	Information by business segment	13
3	Basis of preparation of the condensed consolidated interim financial statements	15
4	Net revenues	21
5	Expenses by nature	21
6	Other income and expenses, net	22
7	Net financial results	23
8	Current and deferred income tax	24
9	Financial instruments	25
10	Cash and cash equivalents	27
11	Derivative financial instruments	29
12	Trade accounts receivable	30
13	Inventory	30
14	Property, plant and equipments	31
15	Intangible assets	32
16	Loans and financings	33
17	Asset retirement and environmental obligations	35
18	Impairment of non-current assets	35
19	Events after the reporting period	35

Nexa Resources S.A.

Condensed consolidated interim income statement

Unaudited

Periods ended on September 30

All amounts in thousands of US dollars, unless otherwise stated

		Three-month period ended		Nine-month period ended
	Note	2021	2020	2021	2020
Net revenues	4	655,082	537,573	1,944,200	1,316,407
Cost of sales	5	(501,856)	(396,520)	(1,389,383)	(1,103,860)
Gross profit		153,226	141,053	554,817	212,547

Operating expenses
Selling, general and administrative	5	(38,179)	(36,640)	(110,082)	(107,460)
Mineral exploration and project evaluation	5	(20,687)	(10,098)	(53,461)	(35,487)
Impairment loss of non-current assets	18	—	(65,121)	—	(549,715)
Other income and expenses, net	6	(7,060)	(4,282)	(12,699)	(15,060)
		(65,926)	(116,141)	(176,242)	(707,722)
Operating income (loss)		87,300	24,912	378,575	(495,175)

Net financial results	7
Financial income		3,475	2,213	7,429	9,266
Financial expenses		(37,590)	(42,774)	(107,091)	(121,611)
Other financial items, net		(22,455)	(21,380)	1,177	(169,410)
		(56,570)	(61,941)	(98,485)	(281,755)

Income (loss) before income tax		30,730	(37,029)	280,090	(776,930)

Income tax	8 (a)
Current		(19,195)	(21,148)	(99,840)	(41,645)
Deferred		(20,578)	22,002	(35,525)	112,362
Net income (loss) for the period		(9,043)	(36,175)	144,725	(706,213)
Attributable to NEXA's shareholders		(18,840)	(30,172)	112,959	(609,628)
Attributable to non-controlling interests		9,797	(6,003)	31,766	(96,585)
Net income (loss) for the period		(9,043)	(36,175)	144,725	(706,213)
Weighted average number of outstanding shares – in thousands		132,439	132,439	132,439	132,439
Basic and diluted earnings (losses) per share – USD		(0.14)	(0.23)	0.85	(4.60)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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Nexa Resources S.A.

Condensed consolidated interim statement of comprehensive income

Unaudited

Periods ended on September 30

All amounts in thousands of US dollars, unless otherwise stated

		Three-month period ended		Nine-month period ended
	Note	2021	2020	2021	2020
Net income (loss) for the period		(9,043)	(36,175)	144,725	(706,213)

Other comprehensive loss, net of income tax - items that can be reclassified to the income statement
Cash flow hedge accounting	11 (b)	(35)	(558)	(134)	(760)
Deferred income tax		514	186	353	246
Translation adjustment of foreign subsidiaries		(62,949)	(13,790)	(45,182)	(181,515)
		(62,470)	(14,162)	(44,963)	(182,029)

Other comprehensive loss, net of income tax - items that will not be reclassified to the income statement
Changes in fair value of financial liabilities that relate to changes in the Company’s own credit risk	16 (b)	(591)	(5,093)	(3,793)	10,691
Deferred income tax		(3,736)	1,682	(2,807)	(3,640)
Changes in fair value of investments in equity instruments		(1,076)	—	(2,137)	—
		(5,403)	(3,411)	(8,737)	7,051
Other comprehensive loss for the period, net of income tax		(67,873)	(17,573)	(53,700)	(174,978)

Total comprehensive income (loss) for the period		(76,916)	(53,748)	91,025	(881,191)
Attributable to NEXA’s shareholders		(82,845)	(45,633)	63,716	(765,348)
Attributable to non-controlling interests		5,929	(8,115)	27,309	(115,843)
Total comprehensive income (loss) for the period		(76,916)	(53,748)	91,025	(881,191)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

4 of 35

Nexa Resources S.A.

Condensed consolidated interim balance sheet

All amounts in thousands of US Dollars, unless otherwise stated

		Unaudited	Audited
Assets	Note	September 30, 2021	December 31, 2020
Current assets
Cash and cash equivalents	10	786,153	1,086,163
Financial investments		21,333	35,044
Derivative financial instruments	11	9,231	16,329
Trade accounts receivables	12	192,206	229,032
Inventory	13	358,118	256,522
Recoverable income tax		12,824	12,953
Other assets		91,134	91,141
		1,470,999	1,727,184
Non-current assets
Investments in equity instruments	1 (c)	4,218	—
Derivative financial instruments	11	255	15,651
Deferred income tax	8 (b)	169,991	221,580
Recoverable income tax		4,331	13,110
Other assets		72,392	93,131
Property, plant and equipment	14	2,039,719	1,898,296
Intangible assets	15	1,036,377	1,076,405
Right-of-use assets		13,392	18,869
		3,340,675	3,337,042

Total assets		4,811,674	5,064,226

Liabilities and shareholders’ equity
Current liabilities
Loans and financings	16	44,146	146,002
Lease liabilities		16,694	15,999
Derivative financial instruments	11	7,671	5,390
Trade payables		387,988	370,122
Confirming payables		200,493	145,295
Dividends payable		9,291	4,557
Asset retirement and environmental obligations	17	39,159	33,095
Contractual obligations		30,685	27,132
Salaries and payroll charges		66,092	56,107
Tax liabilities		55,922	43,630
Other liabilities		28,239	29,230
		886,380	876,559
Non-current liabilities
Loans and financings	16	1,652,437	1,878,312
Lease liabilities		3,836	9,690
Derivative financial instruments	11	332	21,484
Asset retirement and environmental obligations	17	214,710	242,951
Provisions		30,178	30,896
Deferred income tax	8 (b)	212,374	218,392
Contractual obligations		124,229	138,893
Other liabilities		26,078	25,805
		2,264,174	2,566,423

Total liabilities		3,150,554	3,442,982

Shareholders’ equity
Attributable to NEXA’s shareholders		1,406,161	1,377,445
Attributable to non-controlling interests		254,959	243,799
		1,661,120	1,621,244
Total liabilities and shareholders’ equity		4,811,674	5,064,226

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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Nexa Resources S.A.

Condensed consolidated interim statement of cash flows

Unaudited

Periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

		Three-month period ended		Nine-month period ended
	Note	2021	2020	2021	2020
Cash flows from operating activities
Income (loss) before income tax		30,730	(37,029)	280,090	(776,930)
Impairment loss of non-current assets	18	—	65,121	—	549,715
Depreciation and amortization		68,470	61,359	189,825	181,084
Interest and foreign exchange effects		47,313	26,451	110,018	222,762
Loss on sale of property, plant and equipment and intangible assets	6	420	269	13	362
Changes in accruals		(3,900)	11,825	4,334	20,761
Changes in fair value of loans and financings	7	(11,228)	(3,110)	(19,674)	4,457
Changes in fair value of derivative financial instruments	11 (b)	7,223	16,317	8,991	18,306
Contractual obligations		8,058	(3,897)	(16,740)	(19,471)
GSF recovered costs	1 (h)	(10,450)	—	(10,450)	—
Changes in operating assets and liabilities	10 (b)	(21,041)	39,654	(42,951)	4,250
Cash provided by operating activities		115,595	176,960	503,456	205,296

Interest paid on loans and financings	16 (b)	(29,627)	(7,937)	(93,858)	(45,337)
Interest paid on lease liabilities		(431)	(274)	(720)	(1,164)
Premium paid on bonds repurchase	16 (b)	—	—	—	(14,481)
Income tax paid		(8,991)	(630)	(36,549)	(18,174)
Net cash provided by operating activities		76,546	168,119	372,229	126,140

Cash flows from investing activities
Additions of property, plant and equipment		(136,775)	(79,268)	(326,589)	(224,234)
Net sales (purchases) of financial investments		7,878	12,163	16,707	(87,727)
Proceeds from the sale of property, plant and equipment		85	355	1,872	713
Investments in equity instruments	1 (c)	—	—	(6,356)	—
Net cash used in investing activities		(128,812)	(66,750)	(314,366)	(311,248)

Cash flows from financing activities
New loans and financings	16 (b)	—	—	50,737	1,185,250
Debt issue costs	16 (b)	—	(1,650)	—	(9,087)
Payments of loans and financings	16 (b)	(177,217)	(4,623)	(337,845)	(497,360)
Bonds repurchase	16 (b)	—	—		(214,530)
Payments of lease liabilities		(2,688)	(2,164)	(7,970)	(6,790)
Dividends paid		(8,834)	—	(48,173)	(55,952)
Dividends not withdrawn		—	1,009	—	1,009
Capital reduction of subsidiary – non-controlling interests		—	—	—	(1,826)
Net cash (used in) provided by financing activities		(188,739)	(7,428)	(343,251)	400,714

Foreign exchange effects on cash and cash equivalents		(18,922)	(2,331)	(14,722)	(27,011)
Other high liquid short term investments		—	67,179	—	67,179

(Decrease) increase in cash and cash equivalents		(259,927)	158,789	(300,010)	255,774
Cash and cash equivalents at the beginning of the period		1,046,080	795,603	1,086,163	698,618
Cash and cash equivalents at the end of the period		786,153	954,392	786,153	954,392

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the three-month period ended on September 30

All amounts in thousands of US dollars, unless otherwise stated

	Capital	Treasury shares	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At June 30, 2020	132,438	—	1,043,755	1,245,418	(834,884)	(246,865)	1,339,862	246,157	1,586,019
Net loss for the period	—	—	—	—	(30,172)	_	(30,172)	(6,003)	(36,175)
Other comprehensive loss for the period	—	—	—	—	—	(15,461)	(15,461)	(2,112)	(17,573)
Total comprehensive loss for the period	—	—	—	—	(30,172)	(15,461)	(45,633)	(8,115)	(53,748)
At September 30, 2020	132,438	—	1,043,755	1,245,418	(865,056)	(262,326)	1,294,229	238,042	1,532,271

At June 30, 2021	132,438	—	1,043,755	1,245,418	(717,876)	(214,729)	1,489,006	249,030	1,738,036
Net (loss) income for the period	—	—	—	—	(18,840)	—	(18,840)	9,797	(9,043)
Other comprehensive loss for the period	—	—	—	—	—	(64,005)	(64,005)	(3,868)	(67,873)
Total comprehensive (loss) income for the period	—	—	—	—	(18,840)	(64,005)	(82,845)	5,929	(76,916)
Transfer of the changes in fair value of prepaid debt that relate to changes in the Company’s own credit risk to retained earnings – note 16 (b)	—	—	—	—	(10,965)	10,965	—	—	—
At September 30, 2021	132,438	—	1,043,755	1,245,418	(747,681)	(267,769)	1,406,161	254,959	1,661,120

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the nine-month period ended on September 30

All amounts in thousands of US dollars, unless otherwise stated

	Capital	Treasury shares	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2020	133,320	(9,455)	1,043,755	1,245,418	(196,855)	(106,606)	2,109,577	372,609	2,482,186
Net loss for the period	—	—	—	—	(609,628)	—	(609,628)	(96,585)	(706,213)
Other comprehensive loss for the period	—	—	—	—	—	(155,720)	(155,720)	(19,258)	(174,978)
Total comprehensive loss for the period	—	—	—	—	(609,628)	(155,720)	(765,348)	(115,843)	(881,191)
Dividends distribution to NEXA's shareholders - USD 0.38 per share	—	—	—	—	(50,000)	—	(50,000)	—	(50,000)
Cancellation of 881,902 treasury shares acquired for USD 9,455	(882)	9,455	—	—	(8,573)	—	—	—	—
Dividends distribution to non-controlling interests	—	—	—	—	—	—	—	(5,332)	(5,332)
Capital reduction of subsidiary - non-controlling interests	—	—	—	—	—	—	—	(13,392)	(13,392)
Total contributions by and distributions to shareholders	(882)	9,455	—	—	(58,573)	—	(50,000)	(18,724)	(68,724)
At September 30, 2020	132,438	—	1,043,755	1,245,418	(865,056)	(262,326)	1,294,229	238,042	1,532,271

At January 1, 2021	132,438	—	1,043,755	1,245,418	(814,675)	(229,491)	1,377,445	243,799	1,621,244
Net income for the period	—	—	—	—	112,959	—	112,959	31,766	144,725
Other comprehensive loss for the period	—	—	—	—	—	(49,243)	(49,243)	(4,457)	(53,700)
Total comprehensive income (loss) for the period	—	—	—	—	112,959	(49,243)	63,716	27,309	91,025
Transfer of the changes in fair value of prepaid debt that relate to changes in the Company’s own credit risk to retained earnings – note 16 (b)	—	—	—		(10,965)	10,965	—	—	—
Dividends distribuition to NEXA's shareholdes - USD 0.26 per share – note 1 (b)	—	—	—	—	(35,000)	—	(35,000)	—	(35,000)
Dividends distribution to non-controlling interests – note 1 (b)	—	—	—	—	—	—	—	(16,149)	(16,149)
Total contributions by and distributions to shareholders	—	—	—	—	(35,000)	—	(35,000)	(16,149)	(51,149)
At September 30, 2021	132,438	—	1,043,755	1,245,418	(747,681)	(267,769)	1,406,161	254,959	1,661,120

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the nine-month period ended on September 30

All amounts in thousands of US dollars, unless otherwise stated

1	General information

Nexa Resources S.A. (“NEXA”) is a public limited liability company (société anonyme) incorporated and domiciled in the Grand Duchy of Luxembourg. Its shares are publicly traded on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”). The Company’s registered office is located at 37A, Avenue J. F. Kennedy in the city of Luxembourg in the Grand Duchy of Luxembourg.

NEXA and its subsidiaries (the “Company”) have operations that comprise large-scale, mechanized underground and open pit mines and smelters. The Company owns and operates three polymetallic mines in Peru, and two polymetallic mines in Brazil and is constructing another polymetallic mine in Brazil. The Company also owns and operates a zinc smelter in Peru and two zinc smelters in Brazil.

The Company’s majority shareholder is Votorantim S.A. (“VSA”), which holds 64.68% of its capital shares. VSA is a Brazilian privately-owned industrial conglomerate that holds ownership interests in metal, steel, cement, and energy companies, among others.

Main events for the three and nine-month periods ended on September 30, 2021

(a)     COVID-19 outbreak impacts on NEXA´s financial statements and operations

In March 2020, the World Health Organization characterized the current COVID-19 disease (“COVID-19”) as a pandemic. Since then, COVID-19 spread across the world with severe effects that impacted the global economy in general and the Company’s business.

Government authorities in the countries in which the Company operates responded and are responding in different ways to deal with this global outbreak. In Peru, for example, during the first and second quarters of 2020, the Company’s Peruvian mines were suspended, and its Peruvian smelter reduced production in response to the Peruvian Government taken measures. No other material impacts have occurred within the Company since the beginning of the pandemic.

Currently, although the Peruvian and Brazilian subsidiaries continue to operate subject to additional measures to control and mitigate the spread of COVID-19, they have returned to their normal production levels except for the Atacocha underground mine which continues suspended under care and maintenance given its higher operating costs. In any case, the ultimate impact of the COVID-19 global outbreak on the Company’s financial condition depends on the pandemic’s continuing duration and severity, on the efforts to contain its spread, on the abilities of countries to continue advancing in the distribution of effective vaccines against it, and on the impact of response measures taken by the Company, governments, and others.

(b)     Dividends distribution

On February 11, 2021, the Company’s Board of Directors approved, subject to ratification by the Company’s shareholders at the 2022 annual shareholders’ meeting in accordance with Luxembourg laws, a cash dividend distribution to the Company’s shareholders of record on March 12, 2021 of USD 35,000.

Additionally, during the nine-month period ended on September 30, 2021, the Company’s subisidiary Pollarix S.A. declared USD 16,149 of dividends to non-controlling interests owned by Votorantim Geração de Energia S.A., a related party.

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Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the nine-month period ended on September 30

All amounts in thousands of US dollars, unless otherwise stated

(c)     Investment in equity instruments – Tinka shares acquisition

On March 17, 2021, the Company acquired 29,895,754 common shares of Tinka Resources Limited (“Tinka”), an exploration and development company which holds 100% of the Ayawilca zinc-silver project in Peru, from an arm’s length shareholder in a private transaction at a market price of CAD 0.26 per share for a total consideration of CAD 7,773 thousand (USD 6,220).

On April 16, 2021, the Company acquired 654,758 additional common shares of Tinka at the same market price for a total consideration of approximately CAD 170 thousand (approximately USD 136). After these acquisitions, the Company holds approximately 9.0% of the issued and outstanding common shares of Tinka. This transaction is accounted for as an investment in equity instruments at its acquisition cost and is being subsequently measured at fair value through other comprehensive income.

(d)     Prepayment of debts

On January 22, 2021, the Company prepaid the outstanding principal of an Export Credit Note in Brazil in the amount of BRL 250,000 thousand, with accrued interest of BRL 12,905 thousand (a total of approximately USD 51,105).

On June 23, 2021, the Company prepaid the outstanding principal of an Export Credit Note in Brazil in the amount of BRL 245,000 thousand, with accrued interest of BRL 2,974 thousand (a total of approximately USD 50,077).

On June 28, 2021, the Company prepaid the outstanding principal of a Credit Facility in the amount of USD 42,969, with accrued interest of USD 294.

On July 09, 2021, Nexa Resources Perú S.A.A. (“NEXA PERU”) prepaid the outstanding principal of a term loan it had with a global financial institution in the amount of BRL 477,000 thousand (approximately USD 90,512), with accrued interest of BRL 12,592 thousand (approximately USD 2,389). The contracted cross-currency swap associated with this debt, as explained in note 16 (b), was also unwound in the amount of USD 12,398.

On July 28, 2021, the Company prepaid the outstanding principal of a Loan Facility in the amount of USD 80,000, with accrued interest of USD 211.

(e)     Temporary suspension of Vazante’s Extremo Norte Mine

In March 2021, during a regular inspection at the Extremo Norte mine in Vazante, above-normal ground displacements were identified in the area around the mine’s main access and escape route. The Extremo Norte mine requires dewatering the aquifer for its operations, which leads to depressurization and can cause local disturbances in the rock mass around the mine. As a preventive measure, activities in this area were suspended until August 2021 when the Company, supported by external experts, concluded a detailed analysis of the geological and geotechnical conditions to ensure the safety of its workers and the resumption of the operational activities in the Extremo Norte mine.

Commencing in August 2021, the access to the main ramp entrance and escape routes and the development of new mine areas were reestablished. Mine production is expected to resume during the first quarter of 2022.

10 of 35

Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the nine-month period ended on September 30

All amounts in thousands of US dollars, unless otherwise stated

(f)      Brazilian Supreme Court decision over VAT (ICMS over PIS COFINS tax base)

The Company recognized recoverable PIS and COFINS indirect tax credits in 2018 in the amount of USD 64,454 (equivalent to BRL 243 million) based on a favorable and definitive judicial decision over the exclusion of ICMS on the PIS and COFINS tax base. Federal authorities submitted a position to the Brazilian Supreme Court (“Superior Federal Court - STF”) questioning the timing validity of the credits and their calculation methodology. In May 2021, the STF rejected the arguments of the Federal authorities and granted a favorable decision to the Company, accepting the timing validity of the credits and the adopted calculation methodology. Currently, the Company has used 100% of such credits to compensate federal taxes payments.

In September 2021, the Company recognized an additional amount of USD 1,875 (equivalent to BRL 9.9 million), regarding residual related credits.

(g)     BNDES disbursements

In relation to the loan agreement subscribed in July 2020 between NEXA, through its subsidiary Mineração Dardanelos Ltda. ("Dardanelos"), and the Brazilian Economic and Social Bank (“BNDES”), to finance the ongoing construction of the Aripuanã project, during the second quarter of 2021, the Company drew down the following amounts:

a. On May 28, 2021, BRL 160,000 thousand (approximately USD 30,608); and,

b. On June 18, 2021, BRL 101,300 thousand (approximately USD 20,136).

Of the total facility of BRL 750,000 thousand approved by BNDES, the Company has drawn down BRL 736,000 thousand (approximately USD 140,000). This loan is guaranteed by Nexa Recursos Minerais S.A. ("NEXA BR") and NEXA and was contracted at a cost of TLP (“Taxa a longo prazo” or “Long term rate”) + 3.39%, with a maturity date in 2040.

(h)     Extension of the concession period of Brazilian energy power plants

In past years, Brazilian energy power plants were penalized with undue costs related to the Generation Scaling Factor (GSF), which showed a generation deficit in relation to the total energy expected for the National Energy System calculated by the regulator. However, considering that this deficit was not due to hydrological risks, it should not have penalized the generators since non-hydrological risks are not managed by them.

Law No. 14.052 published on September 09, 2020 established new conditions for the renegotiation of hydrological risks, providing compensation to the energy power plants that were affected by the increased costs related to GSF, including plants owned by NEXA, by extending their concession periods.

In the third quarter of 2021, the Brazilian Electric Energy Chamber (“CCEE”) finalized the necessary calculations for the extension of the concession period for the energy power plants with operations in the Free Contracting Environment (ACL - Ambiente de contratação livre), in which NEXA participates with its Picada, Armador Aguiar I and Igarapava energy power plants.

After evaluating the amounts involved, in September 2021, NEXA agreed to accept the renegotiation agreement with the Brazilian Electricity Regulator Agency (“ANEEL”) and to waive any future judicial claim related to the undue GSF costs. This had an impact of USD 10,450 (Picada – 5 years of extended concession period: USD 4,592; Armador Aguiar I – 6 years and 2 months of extended concession period: USD 3,293; Igarapava – 2 years and 7 months of extended concession period: USD 2,565). These amounts have been recognized as an intangible asset against recovered energy costs (notes 5 and 15) in the income statement within Cost of sales, and will be amortized using the straight-line method until the end of the extended concession period without any direct cash benefit in 2021.

11 of 35

Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the nine-month period ended on September 30

All amounts in thousands of US dollars, unless otherwise stated

For the energy power plants with operations in the Regulated Contracting Environment (Ambiente de Contratação Regulada - ACR), in which NEXA participates with its Enercan and Armador Aguiar II energy power plants, adhesion to the renegotiation agreement for an approximate amount of USD 15,000 will be recognized once all the external and internal approvals are obtained during the following months.

(i)	STF´s decision on the unconstitutionality of income tax (IRPJ) and social contribution on net income (CSLL) on the SELIC rate applied on tax refunds

On September 24, the Brazilian Supreme Court (STF) ruled that the levy of IRPJ and CSLL on interest income, based on the SELIC rate, applicable to refunds of overpaid taxes was unconstitutional.

In 2019, NEXA presented a claim discussing those levies but in June 2020 received an unfavorable decision from the 1st judicial level. Subsequently, NEXA filed an appeal which is still pending.

Based on that decision and considering that the STF’s decision is recent and there is no regulation and tax jurisprudence in favor of taxpayers about this matter, there are still uncertainties about the probability of NEXA recovering this benefit.

The tax benefit covering 2014 until 2021 is estimated at approximately USD 10,000, and the Company is further analyzing this to have a better estimate and position regarding the appropriate timing for the recognition of these benefits.

12 of 35

Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the nine-month period ended on September 30

All amounts in thousands of US dollars, unless otherwise stated

2	Information by business segment

The presentation of segment results and reconciliation to income (loss) before income tax in the condensed consolidated interim income statement is as follows:

Three-month period ended September 30, 2021
	Mining	Smelting	Intersegment sales	Adjustments (ii)	Consolidated
Net revenues (i)	276,166	522,973	(156,635)	12,578	655,082
Cost of sales	(191,050)	(455,096)	156,635	(12,345)	(501,856)
Gross profit	85,116	67,877	—	233	153,226

Selling, general and administrative	(15,424)	(16,368)	—	(6,387)	(38,179)
Mineral exploration and project evaluation	(18,543)	(2,144)	—	—	(20,687)
Other income and expenses, net	(6,062)	(4,830)	—	3,832	(7,060)
Operating income	45,087	44,535	—	(2,322)	87,300

Depreciation and amortization	47,331	20,229	—	910	68,470
Miscellaneous adjustments (iii)	(345)	—	—	—	(345)
Adjusted EBITDA	92,073	64,764	—	(1,412)	155,425

Miscellaneous adjustments (iii)					345
Depreciation and amortization					(68,470)
Net financial results					(56,570)
Income before income tax					30,730

Three-month period ended

September 30, 2020

	Mining	Smelting	Intersegment sales	Adjustments (ii)	Consolidated
Net revenues (i)	205,782	422,113	(99,443)	9,121	537,573
Cost of sales	(145,514)	(336,318)	99,443	(14,131)	(396,520)
Gross profit	60,268	85,795	—	(5,010)	141,053

Selling, general and administrative	(18,393)	(15,817)	—	(2,430)	(36,640)
Mineral exploration and project evaluation	(6,462)	(966)	—	(2,670)	(10,098)
Impairment loss of non-current assets	(56,857)	(8,264)	—	—	(65,121)
Other income and expenses, net	(9,610)	(3,672)	—	9,000	(4,282)
Operating income	(31,054)	57,076	—	(1,110)	24,912

Depreciation and amortization	40,943	20,235	—	181	61,359
Impairment loss of non-current assets (iii)	56,857	8,264	—	—	65,121
Miscellaneous adjustments (iii)	197	413	—	—	610
Adjusted EBITDA	66,943	85,988	—	(929)	152,002

Miscellaneous adjustments (iii)					(610)
Impairment loss of non-current assets (iii)					(65,121)
Depreciation and amortization					(61,359)
Net financial results					(61,941)
Loss before income tax					(37,029)

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Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the nine-month period ended on September 30

All amounts in thousands of US dollars, unless otherwise stated

Nine-month period ended September 30, 2021
	Mining	Smelting	Intersegment sales	Adjustments (ii)	Consolidated
Net revenues (i)	842,310	1,512,817	(448,592)	37,665	1,944,200
Cost of sales	(531,056)	(1,269,399)	448,592	(37,520)	(1,389,383)
Gross profit	311,254	243,418	—	145	554,817

Selling, general and administrative	(48,816)	(48,226)	—	(13,040)	(110,082)
Mineral exploration and project evaluation	(47,968)	(5,492)	—	(1)	(53,461)
Other income and expenses, net	(10,063)	(9,350)	—	6,714	(12,699)
Operating income	204,407	180,350	—	(6,182)	378,575

Depreciation and amortization	126,764	60,487	—	2,574	189,825
Miscellaneous adjustments (iii)	(345)	—	—	—	(345)
Adjusted EBITDA	330,826	240,837	—	(3,608)	568,055

Miscellaneous adjustments (iii)					345
Depreciation and amortization					(189,825)
Net financial results					(98,485)
Income before income tax					280,090

Nine-month period ended September 30, 2020
	Mining	Smelting	Intersegment sales	Adjustments (ii)	Consolidated
Net revenues (i)	479,024	1,068,532	(239,122)	7,973	1,316,407
Cost of sales	(447,887)	(890,860)	239,122	(4,235)	(1,103,860)
Gross profit	31,137	177,672	—	3,738	212,547

Selling, general and administrative	(49,301)	(46,800)	—	(11,359)	(107,460)
Mineral exploration and project evaluation	(29,399)	(6,066)	—	(22)	(35,487)
Impairment loss of non-current assets	(503,544)	(46,171)	—	—	(549,715)
Other income and expenses, net	(16,612)	(1,554)	—	3,106	(15,060)
Operating loss	(567,719)	77,081	—	(4,537)	(495,175)

Depreciation and amortization	117,486	63,302	—	296	181,084
Impairment loss of non-current assets (iii)	503,544	46,171	—	—	549,715
Adjusted EBITDA	53,311	186,554	—	(4,241)	235,624

Impairment loss of non-current assets (iii)					(549,715)
Depreciation and amortization					(181,084)
Net financial results					(281,755)
Loss before income tax					(776,930)

(i) As more fully described in NEXA’s audited consolidated financial statements for the year ended on December 31, 2020, all revenues from products or services transferred to customers are recognized at a point in time.

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Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the nine-month period ended on September 30

All amounts in thousands of US dollars, unless otherwise stated

(ii) The internal information used for making decisions is prepared using International Financial Reporting Standards (“IFRS”) based accounting measurements and management reclassifications between income statement lines items, which are reconciled to the condensed consolidated interim financial statements in the column “Adjustments”. These adjustments include reclassifications of the effects of derivative financial instruments from Other income and expenses, net to Net revenues and Cost of sales; and, of certain overhead costs from Other income and expenses, net to Cost of sales and/or Selling, general and administrative expenses.

(iii) For the three and nine-month periods ended on September 30, 2020, these amounts were described as "Exceptional items” and for a better understanding they have been divided between Impairment loss of non-current assets and Miscellaneous adjustments.

3	Basis of preparation of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements as at and for the three and nine-month periods ended on September 30, 2021 have been prepared in accordance with the International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using the accounting principles consistent with the IFRS as issued by the International Accounting Standards Board (“IASB”).

The Company made a voluntary election to present the condensed consolidated interim statement of cash flows for the three-month periods ended on September 30, 2021 and 2020.

The Company is also presenting a condensed consolidated interim statement of changes in shareholders’ equity for the three-month periods ended on September 30, 2021 and 2020 in accordance with SEC Final Rule Release No. 33-10532, Disclosure Update and Simplification.

These condensed consolidated interim financial statements do not include all disclosures required by IFRS for annual consolidated financial statements and accordingly, should be read in conjunction with the Company’s audited consolidated financial statements for the year ended on December 31, 2020 prepared in accordance with IFRS as issued by the IASB.

These condensed consolidated interim financial statements have been prepared on the basis of, and using the accounting policies, methods of computation and presentation consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2020, except for the new accounting policy related to the Company’s GSF recovered costs as explained in note 1 (h). Given the new accounting to be considered due to the hydrological risks renegotiation, by applying its judgment, management developed and applied an accounting policy for this subject, as provided in IAS 8 (Accounting Policies, Change in Estimates and Error Correction) using by analogy the precepts of IAS 38 (Intangible Asset), considering that the renegotiated concession period extension is essentially an intangible.

The preparation of these condensed consolidated interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Such estimates and assumptions mainly affect the carrying amounts of the Company’s goodwill, contractual obligations, non-current assets, indefinite-lived intangible assets, inventory, deferred income taxes, and the allowance for doubtful accounts. These critical accounting estimates and assumptions represent approximations that are uncertain and changes in those estimates and assumptions could materially impact the Company’s condensed consolidated interim financial statements. Actual future outcomes may differ from present estimates and assumptions and the Company reviews them on an ongoing basis using the most current information available. Events and changes in circumstances arising after September 30, 2021, including those resulting from the impacts of COVID-19, will be reflected in management’s estimates and assumptions for future periods. Management also exercises judgment in the process of applying the Company’s accounting policies.

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Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the nine-month period ended on September 30

All amounts in thousands of US dollars, unless otherwise stated

The critical judgments, estimates and assumptions in the application of accounting principles during the three and nine-month periods ended on September 30, 2021 are the same as those disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2020.

These condensed consolidated interim financial statements for the three and nine-month periods ended on September 30, 2021 were approved on October 28, 2021 to be issued in accordance with a resolution of the Board of Directors.

New and amended standards – applicable January 1, 2021

Several new and amended standards became applicable for the current reporting period. The Company does not expect any changes in its accounting policies or any retrospective adjustments as a result of the adoption of these new and amended standards.

Impact of new or amended standards issued but not yet applied by the Company

During the current reporting period, the IASB issued some new amendments to previously issued standards that are not yet effective and that have not been early adopted by the Company. The Company does not believe that these new or amended standards will have a material effect on its financial statements.

Revision of the condensed consolidated interim financial statements

i.	Deferred tax on depreciation of Property, plant and equipment

At the end of 2020, the Company identified a calculation error in its historical tax base for the depreciation of certain property, plant and equipment which impacted the book/tax temporary differences of these assets and the corresponding deferred tax asset/liability balances. The calculation error resulted in an accumulated adjustment to deferred tax expenses of USD 37,875 recorded in Retained earnings (cumulative deficit) as of January 1, 2020. The adjustment required a reallocation of USD 23,201 between deferred tax assets and liabilities, with a net increase effect of USD 14,674 in tax liabilities as of January 1, 2020. In addition, the correction of this calculation error required an adjustment in the deferred income taxes recognized along 2020. The condensed consolidated interim financial statements for the three and nine-month periods ended on September 30, 2020 have been adjusted to reflect the correction of the calculation error by revising each of the affected line items in the condensed consolidated interim income statement, condensed consolidated interim statement of comprehensive income, and condensed consolidated interim statement of changes in shareholders' equity as of January 1, 2020 and accumulated in the three first quarters of 2020. For additional information, please refer to note 3.1 in NEXA’s audited consolidated financial statements for the year ended on December 31, 2020.

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Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the nine-month period ended on September 30

All amounts in thousands of US dollars, unless otherwise stated

ii.	Dividends paid in 2020

On December 31, 2020, the Company reclassified the dividends of USD 50,000 paid during the first quarter of 2020, from the Share premium account to the Retained earnings (cumulative deficit) account. For comparative purposes, as of September 30, 2020, the Company also made this reclassification.

The following tables summarize the effects on the Company’s condensed consolidated interim financial statements of such adjustments.

(a)     Condensed consolidated interim income statement

Three-month period ended

	As previously reported at September 30, 2020	Adjustments (i)	Revised at September 30, 2020
Income tax
Deferred	23,502	(1,500)	22,002
Net loss for the period	(34,675)	(1,500)	(36,175)
Attributable to NEXA's shareholders	(28,672)	(1,500)	(30,172)
Attributable to non-controlling interests	(6,003)	—	(6,003)
Net loss for the period	(34,675)	(1,500)	(36,175)
Weighted average number of outstanding shares – in thousands	132,439	—	132,439
Basic and diluted losses per share – USD	(0.22)	(0.01)	(0.23)

Nine-month period ended

	As previously reported at September 30, 2020	Adjustments (i)	Revised at September 30, 2020
Income tax
Deferred	112,789	(427)	112,362
Net loss for the period	(705,786)	(427)	(706,213)
Attributable to NEXA's shareholders	(609,201)	(427)	(609,628)
Attributable to non-controlling interests	(96,585)	—	(96,585)
Net loss for the period	(705,786)	(427)	(706,213)
Weighted average number of outstanding shares – in thousands	132,439	—	132,439
Basic and diluted losses per share – USD	(4.60)	—	(4.60)

(i) Correspond to the deferred tax adjustments as explained in note 3 (i).

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Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the nine-month period ended on September 30

All amounts in thousands of US dollars, unless otherwise stated

(b)	Condensed consolidated interim statement of comprehensive income

Three-month period ended

	As previously reported at September 30, 2020	Adjustments (i)	Revised at September 30, 2020
Net loss for the period	(34,675)	(1,500)	(36,175)
Total comprehensive loss for the period	(52,248)	(1,500)	(53,748)
Attributable to NEXA’s shareholders	(44,133)	(1,500)	(45,633)
Attributable to non-controlling interests	(8,115)	—	(8,115)
Total comprehensive loss for the period	(52,248)	(1,500)	(53,748)

Nine-month period ended

	As previously reported at September 30, 2020	Adjustments (i)	Revised at September 30, 2020
Net loss for the period	(705,786)	(427)	(706,213)
Total comprehensive loss for the period	(880,764)	(427)	(881,191)
Attributable to NEXA’s shareholders	(764,921)	(427)	(765,348)
Attributable to non-controlling interests	(115,843)	—	(115,843)
Total comprehensive loss for the period	(880,764)	(427)	(881,191)

i) Correspond to the deferred tax adjustments as explained in note 3 (i).

18 of 35

Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the nine-month period ended on September 30

All amounts in thousands of US dollars, unless otherwise stated

(c)	Condensed consolidated interim statement of changes in shareholders’ equity

As previously Three-month period ended

reported Revised

	Share premium	Retained earnings (cumulative deficit)	Total NEXA’s shareholders	Total shareholders’ equity	Adjustments (i)	Adjustments (ii)	Share premium	Retained earnings (cumulative deficit)	Total NEXA’s shareholders	Total shareholders’ equity

At June 30, 2020	993,755	(748,082)	1,376,664	1,622,821	+/-50,000	(36,803)	1,043,755	(834,884)	1,339,862	1,586,019
Net loss for the period	—	(28,672)	(28,672)	(34,675)	—	(1,500)	—	(30,172)	(30,172)	(36,175)
Other comprehensive loss for the period	—	—	(15,461)	(17,573)	—	—	—	—	(15,461)	(17,573)
Total comprehensive loss for the period	—	(28,672)	(44,133)	(52,248)	—	(1,500)	—	(30,172)	(45,633)	(53,748)
At September 30, 2020	993,755	(776,754)	1,332,531	1,570,573	+/-50,000	(38,303)	1,043,755	(865,056)	1,294,229	1,532,271

(i) Correspond to the dividends adjustment as explained in note 3 (ii).

(ii) Correspond to the deferred tax adjustments as explained in note 3 (i).

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Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the nine-month period ended on September 30

All amounts in thousands of US dollars, unless otherwise stated

				As previously reported					Nine-month period ended Revised
	Share premium	Retained earnings (cumulative deficit)	Total NEXA’s shareholders	Total shareholders’ equity	Adjustments (i)	Adjustments (ii)	Share premium	Retained earnings (cumulative deficit)	Total NEXA’s shareholders	Total shareholders’ equity
At January 1, 2020	1,043,755	(158,980)	2,147,452	2,520,061	—	(37,875)	1,043,755	(196,855)	2,109,577	2,482,186
Net loss for the period	—	(609,201)	(609,201)	(705,786)	—	(427)	—	(609,628)	(609,628)	(706,213)
Other comprehensive loss for the period	—	—	(155,720)	(174,978)	—	—	—	—	(155,720)	(174,978)
Total comprehensive loss for the period	—	(609,201)	(764,921)	(880,764)	—	(427)	—	(609,628)	(765,348)	(881,191)
Dividends distribution to NEXA's shareholders - USD 0.38 per share	(50,000)	—	(50,000)	(50,000)	+/-50,000	—	—	(50,000)	(50,000)	(50,000)
Cancellation of 881,902 treasury shares acquired for USD 9,455	—	(8,573)	—	—	—	—	—	(8,573)	—	—
Dividends distribution to non-controlling interests	—	—	—	(5,332)	—	—	—	—	—	(5,332)
Capital reduction of subsidiary - non-controlling interests	—	—	—	(13,392)	—	—	—	—	—	(13,392)
Total contributions by and distributions to shareholders	(50,000)	(8,573)	(50,000)	(68,724)	+/-50,000	—	—	(58,573)	(50,000)	(68,724)
At September 30, 2020	993,755	(776,754)	1,332,531	1,570,573	+/-50,000	(38,302)	1,043,755	(865,056)	1,294,229	1,532,271

(i) Correspond to the dividends adjustment as explained in note 3 (ii).

(ii) Correspond to the deferred tax adjustments as explained in note 3 (i).

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Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the nine-month period ended on September 30

All amounts in thousands of US dollars, unless otherwise stated

4	Net revenues
	Three-month period ended		Nine-month period ended
	2021	2020	2021	2020
Gross revenues	723,834	589,026	2,150,820	1,440,027
Revenues from products (i)	707,794	570,628	2,101,303	1,395,170
Revenues from services	16,040	18,398	49,517	44,857
Taxes on sales	(67,010)	(50,566)	(202,318)	(121,428)
Return of products sales	(1,742)	(887)	(4,302)	(2,192)
Net revenues	655,082	537,573	1,944,200	1,316,407

(i) Revenues from products increased in the three and nine-month periods ended on September 30, 2021, due mainly to the higher metal prices during these periods. Also, production in the Peruvian operating units increased during the nine-month period ended on September 30, 2021 compared to that of the same period in 2020 since during the first and second quarters of 2020 the government imposed restrictive measures which impacted their production as explained in note 1 (a).

Additionally, in September 2021, the Company recognized a reduction of USD 19,312 as a remeasurement adjustment of its silver stream revenues previously recognized considering the higher long-term prices and the updated mining plan for its Cerro Lindo Mining Unit. According to the Company’s silver streaming accounting policy, prices and changes in the life of mine given an update in mining plans are variable considerations and revenue recognized under the streaming agreement should be adjusted to reflect the updated variables.

5	Expenses by nature

				Three-month period ended
				2021	2020
	Cost of sales (ii)	Selling, general and administrative	Mineral exploration and project evaluation	Total	Total
Raw materials and consumables used (i) (iii)	(285,129)	—	—	(285,129)	(221,414)
Third-party services (i)	(110,735)	(3,980)	(12,864)	(127,579)	(106,828)
Depreciation and amortization	(67,001)	(1,460)	(9)	(68,470)	(61,359)
Employee benefit expenses	(36,062)	(17,424)	(4,703)	(58,189)	(48,995)
Other income (expenses)	(2,929)	(15,315)	(3,111)	(21,355)	(4,662)
	(501,856)	(38,179)	(20,687)	(560,722)	(443,258)

				Nine-month period ended
				2021	2020
	Cost of sales (ii)	Selling, general and administrative	Mineral exploration and project evaluation	Total	Total
Raw materials and consumables used (i) (iii)	(828,445)	(205)	—	(828,650)	(603,561)
Third-party services (i)	(265,194)	(26,877)	(32,333)	(324,404)	(275,759)
Depreciation and amortization	(184,744)	(5,056)	(25)	(189,825)	(181,084)
Employee benefit expenses	(102,077)	(47,436)	(11,841)	(161,354)	(155,338)
Other income (expenses)	(8,923)	(30,508)	(9,262)	(48,693)	(31,065)
	(1,389,383)	(110,082)	(53,461)	(1,552,926)	(1,246,807)

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Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the nine-month period ended on September 30

All amounts in thousands of US dollars, unless otherwise stated

(i) Raw materials and consumables used and third-party services increased in the nine-month period ended on September 30, 2021, because of the higher production in the Peruvian units as described in note 4. Also, the higher price of the zinc concentrates used in the Company’s smelting segment contributed to the increase in the raw materials and consumables used in the three and nine-month periods ended on September 30, 2021.

(ii) As of September 2021, the Company has accumulated a total of USD 4,648 recognized as abnormal production costs related to the temporary suspension of Atacocha’s operating unit production given protest activities undertaken by communities.

(iii) As explained in note 1 (h), cost of sales in 2021 were reduced by USD 10,450 of GSF recovered costs related to the extension of the concession period of NEXA’s Brazilian energy power plants.

6	Other income and expenses, net
	Three-month period ended		Nine-month period ended
	2021	2020	2021	2020
Remeasurement of asset retirement and environmental obligations	2,404	(956)	(367)	2,726
Provision of legal claims	393	126	(5,659)	(7,867)
Contribution to communities	(1,336)	(292)	(2,908)	(1,620)
Derivative financial instruments - note 11 (b)	343	4,818	3,064	(3,071)
Loss on sale of property, plant and equipment and intangible assets	(420)	(269)	(13)	(362)
Other operating expenses, net	(8,444)	(7,709)	(6,816)	(4,866)
	(7,060)	(4,282)	(12,699)	(15,060)

22 of 35

Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the nine-month period ended on September 30

All amounts in thousands of US dollars, unless otherwise stated

7	Net financial results
	Three-month period ended		Nine-month period ended
	2021	2020	2021	2020
Financial income
Interest income on financial investments and cash equivalents	1,863	1,152	4,297	6,187
Interest on tax credits	727	115	967	765
Other financial income	885	946	2,165	2,314
	3,475	2,213	7,429	9,266

Financial expenses
Interest on loans and financings	(23,255)	(29,187)	(72,843)	(71,498)
Premium paid on bonds repurchase – note 16 (b)	—	—	—	(14,481)
Interest on other liabilities	(1,756)	(2,036)	(7,325)	(5,909)
Interest on contractual obligations	(2,921)	(1,426)	(5,628)	(4,412)
Interest on lease liabilities	(303)	(403)	(1,022)	(1,439)
Other financial expenses	(9,355)	(9,722)	(20,273)	(23,872)
	(37,590)	(42,774)	(107,091)	(121,611)

Other financial items, net
Fair value of loans and financings – note 16 (b)	11,228	3,110	19,674	(4,457)
Derivative financial instruments - note 11 (b)	(5,895)	(11,951)	(5,865)	(13,531)
Foreign exchange losses (i)	(27,788)	(12,539)	(12,632)	(151,422)
	(22,455)	(21,380)	1,177	(169,410)

Net financial results	(56,570)	(61,941)	(98,485)	(281,755)

(i) The amounts for the nine-month periods ended on September 30, 2021 and 2020 include losses of USD 6,326 and USD 86,261 respectively, which are related to the outstanding US Dollar (“USD”) denominated intercompany debt of NEXA BR with NEXA, which is impacted by the volatility of the Brazilian Real (“BRL”), which depreciated continuously during the periods.

23 of 35

Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the nine-month period ended on September 30

All amounts in thousands of US dollars, unless otherwise stated

8	Current and deferred income tax
(a)	Reconciliation of income tax (expense) benefit
	Three-month period ended		Nine-month period ended
	2021	2020	2021	2020
Income (loss) before income tax	30,730	(37,029)	280,090	(776,930)
Standard rate	24.94%	24.94%	24.94%	24.94%

Income tax (expense) benefit at standard rate	(7,664)	9,235	(69,854)	193,766
Tax effects of translation of non-monetary assets/liabilities to functional currency	(24,193)	(4,470)	(32,211)	(25,588)
Unrecognized deferred tax benefit on net operating losses	(9,805)	(4,297)	(21,288)	(33,897)
Special mining levy and special mining tax	(3,556)	(762)	(13,247)	(1,215)
Difference in tax rate of subsidiaries outside Luxembourg (i)	1,313	541	(4,679)	36,572
Withholding tax over subsidiary capital reduction (iii)	—	—	(10,526)	—
Exchange variation on capital reduction (ii)	(435)	—	16,390	—
Impairment of goodwill	—	—	—	(78,197)
Other permanent tax differences	4,568	607	51	(20,724)
Income tax (expense) benefit	(39,773)	854	(135,365)	70,717

Current	(19,195)	(21,148)	(99,840)	(41,645)
Deferred	(20,578)	22,002	(35,525)	112,362
Income tax (expense) benefit	(39,773)	854	(135,365)	70,717

(i) The Company’s activities are subject to the income tax regime of each country where it operates. However, NEXA’s Cerro Lindo mining unit has a lower income tax rate in comparison with that of other Peruvian operations since it is taxed under the laws and guarantees of a stability agreement signed by NEXA PERU, and which is valid through the end of fiscal year 2021. The deferred taxes of NEXA’s Cerro Lindo unit are calculated considering the statutory income tax rate of 29.5% applicable as of January 1, 2022, since they will be recovered after 2021.

(ii) On June 10, 2021, NEXA and the other shareholders of Nexa Resources Cajamarquilla S.A. (“NEXA CJM”) approved a capital reduction of USD 210,703 which was paid on July 27, 2021. Although NEXA CJM’s functional currency is USD, for tax calculation purposes all accounts must be converted to Peruvian Soles (PEN). The difference between the exchange rate of this capital reduction registered in PEN and the payable to shareholders registered in USD following NEXA CJM´s functional currency, as part of this subsidiary current income tax calculation, resulted in a tax deductible exchange variation expense, which generated a tax benefit of USD 16,390.

(iii) In relation to the capital reduction mentioned above, the Company also recognized USD 10,526 of tax expenses given the tax withheld by NEXA CJM on the corresponding participation of NEXA in its capital. This withholding tax expense was considered as not recoverable by NEXA.

24 of 35

Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the nine-month period ended on September 30

All amounts in thousands of US dollars, unless otherwise stated

(b)     Effects of deferred tax on income statement and other comprehensive income

	September 30, 2021	September 30, 2020
Balance at the beginning of the period	3,188	(48,212)
Effect on (loss) income for the period	(35,525)	112,362
Effect on other comprehensive (loss) income - Fair value adjustment	(2,454)	(3,394)
Prior years uncertain income tax treatment payment	—	4,706
Foreign exchange (loss) gain	(7,592)	(52,325)
Balance at the end of the period	(42,383)	13,137

(c)      Summary of contingent liabilities on income tax

There are uncertainties and legal proceedings for which it is unlikely that an outflow of resources embodying economic benefits will be required. In such cases, a provision is not recognized. As of September 30, 2021, the main legal proceedings are related to the carryforward calculation of net operating losses and to the deductibility of foreign exchange losses and other expenses. The estimated amount of these contingent liabilities is USD 151,197 (December 31, 2020: USD 163,670).

9	Financial instruments
(a)	Breakdown by category

The Company classifies its financial assets and liabilities under the following categories: amortized cost, fair value through profit or loss and fair value through other comprehensive income. The classification by category and the corresponding accounting policies of each financial instrument in these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2020.

				September 30, 2021
Assets per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Cash and cash equivalents	10	786,153	—	—	786,153
Financial investments	—	21,333	—	—	21,333
Derivative financial instruments	11 (a)	—	9,486	—	9,486
Trade accounts receivables	12	60,021	132,185	—	192,206
Investments in equity instruments	1 (c)	—	—	4,218	4,218
		867,507	141,671	4,218	1,013,396

25 of 35

Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the nine-month period ended on September 30

All amounts in thousands of US dollars, unless otherwise stated

				September 30, 2021
Liabilities per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Loans and financings	16 (a)	1,609,471	87,112	—	1,696,583
Lease liabilities		20,530	—	—	20,530
Derivative financial instruments	11 (a)	—	8,003	—	8,003
Trade payables		387,988	—	—	387,988
Confirming payables		200,493	—	—	200,493
Use of public assets (ii)		18,149	—	—	18,149
Related parties (ii)		595	—	—	595
		2,237,226	95,115	—	2,332,341

			December 31, 2020
Assets per balance sheet	Note	Amortized cost	Fair value through profit or loss	Total
Cash and cash equivalents	10	1,086,163	—	1,086,163
Financial investments		35,044	—	35,044
Derivative financial instruments	11 (a)	—	31,980	31,980
Trade accounts receivables	12	64,262	164,770	229,032
Related parties (i)		2	—	2
		1,185,471	196,750	1,382,221
			December 31, 2020
Liabilities per balance sheet	Note	Amortized cost	Fair value through profit or loss	Total
Loans and financings	16 (a)	1,822,756	201,558	2,024,314
Lease liabilities		25,689	—	25,689
Derivative financial instruments	11 (a)	—	26,874	26,874
Trade payables		370,122	—	370,122
Confirming payables		145,295	—	145,295
Use of public assets (ii)		19,215	—	19,215
Related parties (ii)		561	—	561
		2,383,638	228,432	2,612,070

(i) Classified as Other assets in the condensed consolidated interim balance sheet.

(ii) Classified as Other liabilities in the condensed consolidated interim balance sheet.

26 of 35

Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the nine-month period ended on September 30

All amounts in thousands of US dollars, unless otherwise stated

(b)     Fair value by hierarchy

			September 30, 2021
	Note	Level 1	Level 2 (ii)	Total
Assets
Derivative financial instruments	11 (a)	—	9,486	9,486
Trade accounts receivables		—	132,185	132,185
Investments in equity instruments (iii)	1 (c)	4,218	—	4,218
		4,218	141,671	145,889
Liabilities
Derivative financial instruments	11 (a)	—	8,003	8,003
Loans and financings designated at fair value (i)		—	87,112	87,112
		—	95,115	95,115
			December 31, 2020
		Level 1	Level 2 (ii)	Total
Assets
Derivative financial instruments	11 (a)	—	31,980	31,980
Trade accounts receivables		—	164,770	164,770
		—	196,750	196,750
Liabilities
Derivative financial instruments	11 (a)	—	26,874	26,874
Loans and financings designated at fair value (i)		—	201,558	201,558
		—	228,432	228,432

(i) Loans and financings are measured at amortized cost, except for certain contracts for which the Company has elected the fair value option. The carrying amount of other financial instruments measured at amortized cost do not differ significantly from their fair value.

(ii) The methodology to determine the level 2 fair value amounts is the same as disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2020.

(iii) The level 1 fair value amount of the investments in equity instruments is determined using the share’s quotation as of the last day of the reporting period.

10	Cash and cash equivalents

(a)      Composition

	September 30, 2021	December 31, 2020
Cash and banks	375,877	113,017
Term deposits	410,276	973,146
	786,153	1,086,163

Cash and cash equivalents decreased in the nine-month period ended on September 30, 2021 due to the investing activities and the paying of loans and financings, which were partially compensated by the better operating results obtained by the Company during the period.

27 of 35

Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the nine-month period ended on September 30

All amounts in thousands of US dollars, unless otherwise stated

(b) Changes in operating assets and liabilities

	Three-month period ended		Nine-month period ended
	2021	2020	2021	2020
Decrease (increase) in assets
Trade accounts receivables (i)	15,219	(57,674)	32,179	(35,394)
Inventory (ii)	(35,483)	(20,308)	(106,811)	45,239
Derivative financial instruments	(12,955)	(8,913)	(5,517)	(14,521)
Other assets (iii)	(43,197)	(1,884)	(35,719)	(5,485)

Increase (decrease) in liabilities
Trade payables	22,809	67,359	19,246	(6,159)
Confirming payables (iv)	23,222	38,597	55,198	12,969
Other liabilities	9,344	22,477	(1,527)	7,601
	(21,041)	39,654	(42,951)	4,250

(i) Changes in trade accounts receivables in the nine-month period ended on September 30, 2021 are mainly due to the reduction in the average collection period with some customers with whom the Company is engaged in forfaiting operations.

(ii) Changes in inventories in the nine-month period ended on September 30, 2021 reflect the increase in the balance of finished products, mainly in the smelting segment given the higher costs associated with the increased zinc price contained in the purchased concentrates, and the increase in the balance of raw materials as explained in note 13.

(iii) Changes in other assets in the nine-month period ended on September 30, 2021 are mainly due to an increase in recoverable taxes on sales.

(iv) Changes in confirming payables in the nine-month period ended on September 30, 2021 are due to the higher volumes purchased by NEXA CJM through factoring transactions as well as to the increased price of zinc concentrates during the period.

(c) Main non-cash investing and financing transactions

During the nine-month period ended on September 30, 2021, the Company had: (i) additions to right-of-use assets in the amount of USD 3,248 (September 30, 2020: USD 5,339); (ii) write-offs of property, plant and equipment in the amount of USD 3,846; (iii) increases in dividends payable in the amount of USD 2,976; (iv) additions in intangible assets in the amount of USD 10,450 related to the GSF recovered costs; and (v) decreases in loans and financings in the total amount of USD 15,881 related to a decrease in their fair value of USD 19,674 net of the changes in the Company´s credit risk of USD 3,793, see note 16 (b).

28 of 35

Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the nine-month period ended on September 30

All amounts in thousands of US dollars, unless otherwise stated

11	Derivative financial instruments
(a)	Fair value by strategy
			September 30, 2021		December 31, 2020
Strategy	Per Unit	Notional	Fair value	Notional	Fair value
Mismatches of quotational periods
Zinc forward	ton	210,657	1,015	204,394	2,398
			1,015		2,398
Sales of zinc at a fixed price
Zinc forward	ton	13,649	50	15,695	1,815
			50		1,815
Interest rate risk
IPCA vs. CDI	BRL	226,880	418	226,880	1,310
			418		1,310
Foreign exchange risk
BRL vs. USD (i)	BRL	—	—	477,000	(417)
			—		(417)

			1,483		5,106
Current assets			9,231		16,329
Non-current assets			255		15,651
Current liabilities			(7,671)		(5,390)
Non-current liabilities			(332)		(21,484)

(i) Related to a derivative financial instrument entered into at the same time of a debt contract (a term loan in NEXA PERU) in order to manage some of the risks of such debt contract. As explained in note 1 (d), both the debt and the related derivative were prepaid on July 09, 2021.

(b) Changes in fair value

Strategy	Inventory	Cost of sales	Net revenues	Other income and expenses, net	Net financial results	Other comprehensive loss	Realized gain (loss)
Mismatches of quotational periods	1,434	(8,632)	2,442	2,020	—	(134)	(1,487)
Sales of zinc at a fixed price	—	—	—	1,044	—	—	2,809
Interest rate risk – IPCA vs. CDI	—	—	—	—	986	—	1,878
Foreign exchange risk - BRL vs USD (i)	—	—	—	—	(6,851)	—	(7,268)
September 30, 2021	1,434	(8,632)	2,442	3,064	(5,865)	(134)	(4,068)

September 30, 2020	338	(4,682)	2,978	(3,071)	(13,351)	(760)	(14,554)

(i) Related to a derivative financial instrument entered into at the same time of a debt contract (a term loan in NEXA PERU) in order to manage some of the risks of such debt contract. As explained in note 1 (d), both the debt and the related derivative were prepaid on July 09, 2021.

29 of 35

Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the nine-month period ended on September 30

All amounts in thousands of US dollars, unless otherwise stated

12	Trade accounts receivable
(a)	Composition
	September 30, 2021	December 31, 2020
Trade accounts receivables	192,306	229,800
Related parties	3,356	2,411
Impairment of trade accounts receivables	(3,456)	(3,179)
	192,206	229,032
(b)	Analysis by currency
	September 30, 2021	December 31, 2020
USD	147,050	186,420
BRL	43,779	41,601
Other	1,377	1,011
	192,206	229,032
(c)	Aging of trade accounts receivables
	September 30, 2021	December 31, 2020
Current	183,925	222,670
Up to 3 months past due	7,913	6,728
From 3 to 6 months past due	723	102
Over 6 months past due	3,101	2,711
	195,662	232,211
Impairment of trade accounts receivables	(3,456)	(3,179)
	192,206	229,032

13	Inventory
(a)	Composition
	September 30, 2021	December 31, 2020
Finished products (i)	143,110	94,033
Semi-finished products	57,334	56,335
Raw materials (ii)	98,780	66,278
Auxiliary materials and consumables	87,694	68,950
Inventory provisions	(28,800)	(29,074)
	358,118	256,522

(i) Finished products increased in the nine-month period ended on September 30, 2021, mainly in the smelting segment given the higher costs associated with the increased zinc price contained in the purchased concentrates.

(ii) Raw materials increased in the nine-month period ended on September 30, 2021, mainly due to the purchases of raw materials in the smelting segment, with higher prices and volumes, given the increased zinc price during the period.

30 of 35

Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the nine-month period ended on September 30

All amounts in thousands of US dollars, unless otherwise stated

14	Property, plant and equipments
(a)	Changes in the nine-month period ended on September 30
							2021	2020
	Dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligations	Mining projects (ii)	Other	Total	Total
Balance at the beginning of the period
Cost	1,022,432	2,360,426	596,675	211,650	292,322	36,816	4,520,321	4,527,613
Accumulated depreciation and impairment	(567,829)	(1,734,232)	(69,143)	(124,838)	(108,698)	(17,285)	(2,622,025)	(2,404,923)
Net balance at the beginning of the period	454,603	626,194	527,532	86,812	183,624	19,531	1,898,296	2,122,690
Additions (i)	12	228	343,383	—	—	78	343,701	239,812
Disposals and write-offs	(15)	(3,928)	(440)	—	—	(847)	(5,230)	(2,093)
Depreciation	(42,476)	(83,676)	—	(4,858)	(1,594)	(899)	(133,503)	(126,666)
Impairment loss of non-current assets - note 18	—	—	—	—	—	—	—	(137,465)
Foreign exchange effects	(10,386)	(15,082)	(26,848)	(1,591)	(597)	(378)	(54,882)	(323,636)
Transfers	47,072	54,697	(114,947)	—	13,863	(281)	404	(801)
Remeasurement of asset retirement obligations	—	—	—	(9,067)	—	—	(9,067)	(6,722)
Balance at the end of the period	448,810	578,433	728,680	71,296	195,296	17,204	2,039,719	1,765,119
Cost	1,054,444	2,387,362	791,757	188,653	306,681	32,873	4,761,770	4,299,059
Accumulated depreciation and impairment	(605,634)	(1,808,929)	(63,077)	(117,357)	(111,385)	(15,669)	(2,722,051)	(2,533,940)
Balance at the end of the period	448,810	578,433	728,680	71,296	195,296	17,204	2,039,719	1,765,119

Average annual depreciation rates %	4	7	—	UoP	UoP	—

(i) Additions include capitalized borrowing costs in the amount of USD 13,083 for the nine-month period ended on September 30, 2021 (September 30, 2020: USD 743). The increase between both periods is mainly due to the financings obtained for the Aripuanã project.

(ii) Only the amounts related to the operating unit Atacocha are being depreciated under the units of production (“UoP”) method. The other balances of mining projects will be amortized once their development stage finishes, and the projects´ operation starts.

31 of 35

Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the nine-month period ended on September 30

All amounts in thousands of US dollars, unless otherwise stated

(b)	Capital Commitments – Aripuanã project

As of September 30, 2021, the Company had contracted USD 61,057 (December 31, 2020: USD 156,893) of capital expenditures related to the Aripuanã project for the purchase of property, plant and equipment that have not been incurred yet. This decrease in capital commitments is mainly related to the fulfillment of third-party commitments through the delivery of services or products.

15	Intangible assets

(a)      Changes in the nine-month period ended on September 30

				2021	2020
	Goodwill	Rights to use natural resources	Other	Total	Total
Balance at the beginning of the period
Cost	673,776	1,665,149	53,463	2,392,388	2,403,009
Accumulated amortization and impairment	(267,342)	(1,016,279)	(32,362)	(1,315,983)	(864,483)
Net balance at the beginning of the period	406,434	648,870	21,101	1,076,405	1,538,526
Additions (i)	—	—	10,450	10,450	—
Disposals	—	—	3	3	—
Amortization	—	(46,593)	(2,893)	(49,486)	(44,794)
Impairment loss of non-current assets - note 18	—	—	—	—	(412,250)
Transfers	—	—	733	733	801
Foreign exchange effects	(134)	(408)	(1,186)	(1,728)	(9,144)
Balance at the end of the period	406,300	601,869	28,208	1,036,377	1,073,139
Cost	673,642	1,664,556	62,401	2,400,599	2,381,440
Accumulated amortization and impairment	(267,342)	(1,062,687)	(34,193)	(1,364,222)	(1,308,301)
Balance at the end of the period	406,300	601,869	28,208	1,036,377	1,073,139

Average annual depreciation rates %	—	UoP	—

(i) As explained in note 1 (h), the amount of USD 10,450 is related to the agreement to extend the concession period of NEXA’s Brazilian energy power plants regarding the recovery of GSF costs. As detailed in note 3 (a), the accounting policy adopted by management considers that this concession period extension is essentially an intangible asset related to a right arising from the compensation of costs incurred in prior years. As a result, the Company recognized this extended period at fair value, based on the approved calculations.

32 of 35

Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the nine-month period ended on September 30

All amounts in thousands of US dollars, unless otherwise stated

16	Loans and financings
(a)	Composition
				September 30, 2021	December 31, 2020
Type	Average interest rate	Current	Non-current	Total	Total
Eurobonds – USD	Fixed + 5.73%	19,680	1,317,715	1,337,395	1,338,972
BNDES	TJLP + 2.82 % SELIC + 3.10 % TLP - IPCA + 5.46%	17,520	200,607	218,127	179,828
Export credit notes	LIBOR + 1.54% 134.20 % CDI 115.55% CDI	329	133,226	133,555	234,221
Term loans	LIBOR + 1.27 % Fixed + 8.49%	—	—	—	213,735
Debentures	107.5 % CDI	4,945	—	4,945	10,388
Other		1,672	889	2,561	47,170
		44,146	1,652,437	1,696,583	2,024,314

Current portion of long-term loans and financings (principal)		18,793
Interest on loans and financings		25,354

(b)	Changes in the nine-month period ended on September 30
	September 30, 2021	September 30, 2020
Balance at the beginning of the period	2,024,314	1,508,557
New loans and financings - note 1 (g)	50,737	1,185,250
Debt issue costs	—	(9,087)
Payments of loans and financings	(247,333)	(497,360)
Prepayment of fair value debt – note 1 (d)	(90,512)	—
Bonds Repurchase	—	(214,530)
Foreign exchange effects	(15,073)	(65,331)
Changes in the Company´s credit risk of the financial liability (i)	3,793	(10,691)
Fair value of loans and financings (ii) - note 7	(11,078)	4,457
Write-off of fair value of loans and financings (iii) - note 7	(8,596)	—
Interest accrual	84,189	79,828
Premium paid on bonds repurchase - note 7	—	(14,481)
Interest paid on loans and financings	(93,858)	(45,337)
Balance at the end of the period	1,696,583	1,921,275

i) At June 30, 2021, NEXA had two debt contracts measured at fair value through profit or loss, of which one was prepaid in July 2021. During the first nine months of 2021, the Company’s credit risk decreased, in comparison to the same period of 2020, due to the normalization of its operations, with a consequent increase in the fair value of these debts in USD 3,793 (USD 5,188 related to the term loan in NEXA PERU which was prepaid as mentioned below, partially compensated by USD 1,395 related to a Brazilian Export Credit Note which is the only fair value debt outstanding as of September 20, 2021).

33 of 35

Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the nine-month period ended on September 30

All amounts in thousands of US dollars, unless otherwise stated

ii) During the year, the Company recognized a gain in the income statement of USD 11,078 related to the fair value adjustment of the two debts mentioned above, composed by a gain of USD 12,228 on the term loan already prepaid and a loss of USD 1,149 on the Export Credit Note.

iii) As explained in note 1 (d), on July 9, the Company prepaid its term loan debt, together with the respective SWAP contract. The carrying amount of the debt at the date of prepayment was USD 102,042 and the amount paid was USD 92,902 resulting in a gain of USD 9,140, of which USD 8,596 was included in other financial items, net – fair value of loans and financings and USD 544 was included in Other financial items – foreign exchange.

(c)	Maturity profile
							September 30, 2021
	2021	2022	2023	2024	2025	As from 2026	Total
Eurobonds – USD	14,736	4,407	126,370	—	—	1,191,882	1,337,395
BNDES	6,772	14,330	20,776	21,759	20,840	133,650	218,127
Export credit notes	268	40	—	86,836	46,411	—	133,555
Debentures	—	4,945	—	—	—	—	4,945
Other	581	1,526	454	—	—	—	2,561
	22,357	25,248	147,600	108,595	67,251	1,325,532	1,696,583

(d)	Guarantees and covenants

The Company has loans and financings that are subject to certain financial covenants at the consolidated level, such as: (i) leverage ratio; (ii) capitalization ratio; and (iii) debt service coverage ratio. When applicable, these compliance obligations are standardized for all debt agreements. No changes to the contractual guarantees occurred in the period ended on September 30, 2021. As of September 30, 2021, the Company was in compliance with all its financial covenants.

34 of 35

Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the nine-month period ended on September 30

All amounts in thousands of US dollars, unless otherwise stated

17	Asset retirement and environmental obligations
(a)	Changes in the nine-month period ended on September 30
			September 30, 2021	September 30, 2020
	Asset retirement obligations	Environmental obligations	Total	Total
Balance at the beginning of the period	227,189	48,857	276,046	293,827
Payments	(10,953)	(4,643)	(15,596)	(7,874)
Foreign exchange effects	(3,023)	(1,867)	(4,890)	(46,158)
Interest accrual	5,097	1,912	7,009	10,502
Remeasurement discount rate and additions (i)	(10,866)	2,166	(8,700)	(9,387)
Balance at the end of the period	207,444	46,425	253,869	240,910
Current liabilities	26,845	12,314	39,159	31,295
Non-current liabilities	180,599	34,111	214,710	209,615

(i) As of September 30, 2021, the credit risk-adjusted rate used for Peru was between 3.87% and 7.69% (December 31, 2020: 1.70% and 4.0%) and for Brazil between 4.23% and 7.75% (December 31, 2020: 0.07% and 6.75%). As of September 30, 2020, the credit risk-adjusted rate used for Peru was between 2.7% to 5.8% (December 31, 2019: 5.2% to 7.8%) and for Brazil was between 0.9% to 8.3% (December 31, 2019: 3.5% to 5.3%).

18      Impairment of non-current assets

According to NEXA’s policy, the Company performs its annual impairment test on September 30 for the Cash Generating Units (“CGUs”) that have goodwill allocated (Cerro de Pasco, Cerro Lindo and Cajamarquilla) and every quarter it performs an additional assessment of impairment indicators for all its CGUs. No impairment adjustments were required as a result of these tests.

19      Events after the reporting period

Issuance of the Aripuanã Project operating license

On October 07, 2021, the Company obtained the operating license for the Aripuanã greenfield project. This license was issued by the Environmental Secretariat of the state of Mato Grosso (“SEMA”).

Aripuanã is an underground polymetallic mine containing zinc, lead and copper, and concentrate processing facility located in the state of Mato Grosso, Brazil. Mechanical completion is expected in the fourth quarter of 2021, and commercial production is scheduled to start in 2022.

*.*.*

35 of 35